UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Determination of Certain Terms of the Issue of

Stock Compensation Type Stock Options (Stock Acquisition Rights)

Tokyo, July 15, 2008 — Mitsubishi UFJ Financial Group, Inc. (the Company) announced today that, with respect to the Stock Acquisition Rights (the name of which shall be the Second Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.) to be allotted to the Directors, Corporate Auditors and Executive Officers of the Company, and of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), Mitsubishi UFJ Trust and Banking Corporation (MUTB) and Mitsubishi UFJ Securities Co., Ltd. (MUS), wholly-owned subsidiaries of the Company, as resolved at the meeting of the Board of Directors held on June 27, 2008, the matters remaining undetermined have been determined as follows.

1.	Aggregate Number of Stock Acquisition Rights: 32,636

2.	Amount to be paid upon Allotment of the Stock Acquisition Rights:

The amount to be paid per Stock Acquisition Right upon its allocation: 92,300 yen (923 yen per share)

The rights, held by the person who receives the allocation, to claim for remuneration shall be offset by the obligation to pay the amount to be paid upon allocation of the Stock Acquisition Rights.

3.	Persons to Be Allocated the Stock Acquisition Rights and The Numbers of such Persons; and Number of the Stock Acquisition Rights to Be Allocated:

Persons to be allocated the Stock Acquisition Rights	Number of persons	Number of the Stock Acquisition Rights to be allocated
Directors, Executive Officers and Corporate Auditors of the Company	62	4,316
Directors, Executive Officers and Corporate Auditors of BTMU	83	16,955
Directors, Executive Officers and Corporate Auditors of MUTB	49	8,153
Directors, Executive Officers and Corporate Auditors of MUS	42	3,212
Total	236	32,636

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Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	Tel.: 81-3-3240-7651